Covira Surgical, Inc.



ANNUAL REPORT

3333 Green Bay Road Office L-404

North Chicago, IL 60064

0

https://www.covirasurgical.com/

This Annual Report is dated April 23, 2024.

BUSINESS

Covira Surgical is focused on a revolutionary infection prevention strategy that leverages emerging molecular science in the microbiome to prevent infection-related postoperative complications.

Covira is a biotech company focusing on a novel therapeutic alternative to infection control that is distinct from traditional antibacterial approaches. Covira has developed a platform technology called Pi-PEG that suppresses bacterial virulence without impacting its normal growth. Pi-PEG is the discovery from Dr. John Alverdy's lab, a leading microbiome scientist and world leader in GI surgical infection. Covira aims to revolutionize infection prevention by developing and applying agents into the gut that seek to collaborate with, rather than eliminate, key members of the microbiome.

The University of Chicago granted a worldwide, exclusive license (UCGo!) to Covira to make, use and sell products under specified licensed patents. As consideration, Covira must pay The University of Chicago a 2% royalty on net sales of covered products. On a sale of the company or an IPO, Covira would owe The University of Chicago a success fee equal to 1.25% of the aggregate consideration or pre-money valuation.

Previous Offerings

Previous Offerings
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $325.00

Number of Securities Sold: 3,250,001

Use of proceeds: Sales of shares to founders at par value (min. proceeds used for general corporate purposes)

Date: December 31, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $116.00

Number of Securities Sold: 1,162,504

Use of proceeds: Sales (and periodic vesting) of shares to founders at par value (min. proceeds used for general corporate purposes)

Date: December 31, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $170.00

Number of Securities Sold: 1,700,000

Use of proceeds: Sales (and periodic vesting) at par value (min. proceeds used for general corporate purposes)

Date: December 31, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $10.00

Number of Securities Sold: 100,000

Use of proceeds: Sale of shares to CFO (Fractional/Consultant) at par value, in lieu of cash compensation, for consulting services in 2021.

Date: April 01, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,272,554

Number of Securities Sold: 1,482,215

Use of proceeds: Equity for business operations.

Date: September 16, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2018

The Company incorporated in the state of Delaware in September 2018, but did not formally initiate operations until Q1 2019. As a result, only minimal administrative expenses ($2,159 of Legal & Professional Services) were incurred relating to its formation in FY 2018. Thus the Company's reported net loss for fiscal year 2018 was -$2,159.

Year ended December 31, 2019

Revenue and Gross Profit

As a discovery-stage biotechnology Company presently focused on research and development, there are several important stages to successfully reach and approvals to obtain before Covira's drug candidate(s) would be positioned to generate commercial revenues. Therefore, no product sales or other revenues, nor any cost of sales or gross profits, were recognized in 2019.

Other Income

As detailed in Covira's reviewed financial statements for 2019-2020, $183,337 was paid to the Company by a Fortune 100 healthcare corporation for collaborative research services related to Covira's expertise and product technology. The scope of services under this agreement spanned 2019 and 2020, and resulted in a total of $550,000 (i.e., the stated total contract value) in compensation to Covira.

Operating Expenses

The Company's operating expenses totaled $236,015 in 2019, consisting of the following two categories: (i) general and administrative expenses of $59,915, nearly all of which was related to the reimbursement of legal expenses incurred by UChicago's patent counsel; and, (ii) research and development expenses, pertaining primarily to the execution of the collaborative research services agreement with the Fortune 100 healthcare corporation in which UChicago was jointly providing services as Covira's vendor.

Net Loss

The annual Operating Expenses exceeded the Other Income by $52,678, which is the reported net loss for 2019. This -$52,678 does not include an estimate of any future tax benefit of net operating losses, as indicated in the Income Taxes footnote to the Company's financial statements.

Year ended December 31, 2020

Revenue and Gross Profit

No product sales or other revenues, nor any cost of sales or gross profits, were recognized in 2020.

Other Income

In 2020, $367,418 was paid to the Company by a Fortune 100 healthcare corporation for collaborative research services related to Covira's expertise and product technology. The Company's services and activities under this agreement concluded in 2020, and management does not expect that there will be additional income in subsequent years, nor an exercise by either party of the rights in this 2019-2020 agreement relating to prospective future development and licensing.

Operating Expenses

The Company's annual operating expenses totaled $406,350 in 2020, up by $170,335 (+72%) from the prior year. Spending for the year once again fell into one of two categories: (i) general and administrative expenses of $174,508, comprised of legal and consulting fees paid to third parties for general corporate services, along with the CEO's salary; and, (ii) research and development expenses of $226,100 (up 28%, from $176,100 in 2019) – the majority of which went to UChicago for the fulfillment of the remaining activities under the collaborative research services agreement with the Fortune 100 healthcare corporation.

Net Loss

The annual Operating Expenses exceeded the Other Income by $38,932, which is the reported net loss for 2020 and is $13,746 lower than the prior year's loss. The -$38,932 net loss for the year does not include an estimate of any future tax benefit of net operating losses, as indicated in the Income Taxes footnote to the Company's financial statements.

Year ended December 31, 2021

Revenue and Gross Profit

No product sales or other revenues, nor any cost of sales or gross profits, were recognized in 2021.

Liquidity and Capital Resources

At December 31, 2022 the Company had cash of $581,973.00. (The Company intends to raise additional funds through an equity financing)

Year ended December 31, 2023

No product sales nor any cost of sales or gross profits resulting from product sales, were recognized in 2023.

On December 29, 2022 The National Institutes of Health (NIH) awarded Covira Surgical a grant in the amount of

$299,066 in support of their project to develop a novel, non-antibiotic, microbiome-directed agent to prevent post-surgical infection. Grant proceeds are recorded as income on the Profit & Loss statement however those funds are designated to cover specific direct and indirect costs outlined in the grant. Covira Surgical will not recognize or realize any profit from the grant proceeds.

Historical results and cash flows:

The Company's historical and current financial performance reflects its focus on a phased product development track. As Covira executes its business plan towards specific milestone achievements and FDA trials, it is not expected to generate product sales, nor operating cash flows, for at least the next 4-5 years in a favorable outcome scenario. During this time, Covira will be generating no revenues and net losses and requiring increasing amounts of capital to fund its commercialization objective. Management anticipates targeting institutional funds and other venture sources specializing in biotech and life sciences for these future equity raises.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $95,971.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Debt

Creditor: Small Business Administration - Economic Injury Disaster Loan
Amount Owed: $199,900
Interest Rate: 3.75%
Maturity Date: 2052
In response to COVID-19, small business owners, including agricultural businesses, and nonprofit organizations in all U.S. states, Washington D.C., and territories were able to apply for the COVID-19 Economic Injury Disaster Loan (EIDL). Payments are deferred for the first 2 years (during which interest will accrue), and payments of principal and interest are made over the remaining loan term. No penalty for prepayment.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Peter Farmakis

Peter Farmakis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: February, 2020 - Present

Responsibilities: The CEOs primary responsibilities include; paint a vision of the future of the company, ensure that the company has the human and financial resources to accomplish that vision, set standards of performance, and audit performance against those standards. The CEOs salary is $120,000 per year ($10,000 per month). Mr. Farmakis equity participation is in the form of time-based vesting (over 36 months) of 4,000,000 shares of Common Stock. Currently 1,600,000 shares have vested, and 240,000 shares will vest over the remaining 24 months. As CEO, he is also eligible for an annual performance bonus, currently targeted at (up to) 50% of his base salary – with the attainment of objectives as established by the Board of Directors each year.

Position: Board Member

Dates of Service: February, 2020 - Present

Responsibilities: Determine the organization's mission and purpose. Select the executives. Support the executives and review their performance. Ensure effective organizational planning. Ensure adequate resources. Manage resources effectively.

Other business experience in the past three years:

Employer: SmartHealth Catalyzer

Title: Life Sciences Executive on the Ops Team

Dates of Service: January, 2019 - Present

Responsibilities: Leading the due diligence efforts to evaluate biopharmaceutical opportunities and the building biotech of startups.

Other business experience in the past three years:

Employer: VitaHEAT Medical

Title: President & CEO

Dates of Service: January, 2015 - January, 2019

Responsibilities: Responsible for building and leading VitaHEAT Medical and preparing the organization for the US launch of VitaHEAT UB3.

Name: Dr. John C. Alverdy

Dr. John C. Alverdy's current primary role is with The University of Chicago. Dr. John C. Alverdy currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & CSO

Dates of Service: September, 2018 - Present

Responsibilities: Dr. Alverdy is the Founder & CSO. The Chief Scientific Officer (CSO) is responsible for leading all scientific operations for Covira. Dr. Alverdy currently draws no salary from Covira, and maintains significant equity ownership through his common share allotment as founder (fully vested by September 2022).

Position: Board Member

Dates of Service: September, 2018 - Present

Responsibilities: Determine the organization's mission and purpose. Select the executives. Support the executives and review their performance. Ensure effective organizational planning. Ensure adequate resources. Manage resources effectively.

Other business experience in the past three years:

Employer: The University of Chicago

Title: Professor of Surgery, Executive Vice Chair, Department of Surgery

Dates of Service: January, 1993 - Present

Responsibilities: GI Surgery, Surgery Professor, Scientist

Name: Jaime Contreras, M.B.A.
Jaime Contreras is a diversified life science executive with over 30 years of experience running Abbott's diagnostic division. Jaime retired from Abbott after having served in multiple senior leadership roles including Senior Vice President of Core Laboratory Diagnostics Global Commercial Operations and Vice President of Latin, European, Africa, and Middle East operations. Prior to joining Abbott, Jaime was a general manager at Bayer.
Jaime attended Universidad del Valle de Mexico, where he earned his M.B.A. in financial engineering.
Position: Board Member

Name: Brian Yoor

Brian Yoor is an accomplished global financial executive with over three decades of leadership experience in strategy, finance, operations, investor relations, acquisitions and integrations and organizational development for healthcare and start-up companies. Brian spent most of his career at Abbott, where he began as a plant accounting supervisor, and held multiple leadership roles including Division Controller for multiple business units, Vice President of investor relations, and Chief Financial Officer. During his tenure at Abbott, Brian successfully built and led performance culture and transformative change in the areas of capital allocation, enterprise-wide cash flow, and investor relations. In addition to sitting on Covira's board, he is currently Chairman and Operating Partner at Portal Innovations, a unique venture capital company for early life science start-ups.
Brian attended the University of Toledo, where he earned his B.B.A. in accounting.
Position: Chairman of the Board

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Title of class: Common Stock

Stockholder Name: Dr. John C. Alverdy

Amount and nature of Beneficial ownership: 4,500,000

Percent of class: 45.06

Title of class: Common Stock

Stockholder Name: Peter Farmakis

Amount and nature of Beneficial ownership: 4,000,000

Percent of class: 40.05

RELATED PARTY TRANSACTIONS

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name of Entity: The University of Chicago

Names of 20% owners: None

Relationship to Company: 10% Owner, R&D Collaborator

Nature / amount of interest in the transaction: In March of 2019, The Company entered into an exclusive license agreement with the University of Chicago - a research-based university, and a shareholder, for the purpose of selling licensed products in exchange for research and development services, and intellectual property protection and maintenance fees.

Material Terms: UCGo! Exclusive License Agreement (effective March 25, 2019). UChicago grants a worldwide, exclusive license to Covira to make, use, and sell products under specified licensed patents. Covira must make minimum annual royalty payments under the license of $10,000 starting December 31, 2022, Covira pays UChicago a 2% royalty on net sales of covered products. UChicago has a right to purchase up to 10% of any equity in any equity offering (or offering of securities convertible into equity). $2M equity raise triggers reimbursement of first $20K of IP costs to UChicago; Covira is currently reimbursing UChicago for third party patent expenses in excess of $20K. On a sale of the company or an IPO, Covira must pay UChicago a success fee equal to 1.25% of the aggregate consideration or pre-money valuation.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 9,987,500 outstanding.

Voting Rights

One Vote Per Share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the life sciences/biotech industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Shares in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to capital in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining capital on favorable terms. If we cannot obtain capital when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our operations. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our operations, the unavailability of capital could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We may never have an operational product or service It is possible that there may never be an operational Pi-PEG or that the product may never be approved by the FDA and/or used to treat patients. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Pi-PEG. Delays or cost overruns in the development of our Pi-PEG and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on assumptions that regulatory approvals will be obtained and that subsequent commercialization efforts will enable our products to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Covira Surgical, Inc. was formed on September 7, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Covira Surgical, Inc. has incurred a net loss and has had limited revenues generated since inception. We are an early stage company and have limited revenue and operating history The Company has a short history and effectively no revenue. If you are investing in this company, it's because you think that Pi-PEG is a good idea, that the team will be able to successfully market, and sell the product, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including research, development, testing, manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks Our business and operations would suffer in the event of computer system failures, cyber-attacks, or a deficiency in our cybersecurity. Intellectual Property The underlying IP for Covira's surgical infection prevention technology is owned by the University of Chicago. The global exclusive rights, all rights and all fields for this IP are licensed to Covira via a UCGo License that is subject to royalty payments, participation rights, development milestones, and other obligations and terms customary in this type of agreement. Our ability to sell our product is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We have exclusive license for patents that we may not be able to protect properly One of the Company's most valuable assets is its intellectual property portfolio. If we are unable to obtain and maintain effective patent and/or license rights for our product candidates or any future product candidates, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may materially diminish the capital of the Company. Our intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our intellectual property protections without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our intellectual property rights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise from sales of licensed and sublicensed products. The cost of enforcing our intellectual property rights could prevent us from enforcing them Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our licensed patents, we and our licensor may choose not to file suit because we lack the cash to successfully prosecute multi-year litigation with an uncertain outcome; or becuase we believe that the cost of enforcing our intellectual property rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or from some other reason. Choosing not to enforce our intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to sell our products and enter into product sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. We are reliant on one main product line All of our products in development are variants on one primary product platform - providing a drug to prevent infections. Our future revenues are therefore dependent upon the eventual market and its acceptance of this type of approach to controlling bacterial virulence.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2024.

Covira Surgical, Inc.

By   /s/ *Peter Farmakis*

    Name: Covira Surgical Inc

    Title: CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

Exhibit A

FINANCIAL STATEMENTS

Covira Surgical, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Bank of America 7957	7,371.08	345,087.01
TOTAL BUS CHK (0866)	88,599.57	236,885.91
Total Bank Accounts	**$95,970.65**	**$581,972.92**
Other Current Assets		
ERC Receivable	0.00	7,000.00
Loan to Employees	0.00	0.00
Receivable from Investors	0.00	0.00
Uncategorized Asset	0.00	0.00
Total Other Current Assets	**$0.00**	**$7,000.00**
Total Current Assets	**$95,970.65**	**$588,972.92**
Other Assets		
Accumulated Amortization	-48,409.00	-10,500.00
R & D	274,085.30	105,000.00
Total Other Assets	**$225,676.30**	**$94,500.00**
TOTAL ASSETS	**$321,646.95**	**$683,472.92**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	0.00	0.00
Subscription Payable	-80.83	-80.83
Total Accounts Payable	**$ -80.83**	**$ -80.83**
Credit Cards		
Business Adv Unlimited Cash Rewards - 7313 - 2	0.00	0.00
CORP Account - Business Adv Unlimited Cash Rewards - 2219 - 2	-1,100.00	7.31
Total Credit Cards	**$ -1,100.00**	**$7.31**
Other Current Liabilities		
Accrued Expense	0.00	0.00
Deferred Income	0.00	0.00
Loan From John Alverdy	0.00	0.00
Loan From Matt Martin	0.00	0.00
PPP Loan	0.00	0.00
Total Other Current Liabilities	**$0.00**	**$0.00**
Total Current Liabilities	**$ -1,180.83**	**$ -73.52**

Covira Surgical, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
Long-Term Liabilities		
EIDL Loan	199,900.00	199,900.00
Total Long-Term Liabilities	**$199,900.00**	**$199,900.00**
Total Liabilities	**$198,719.17**	**$199,826.48**
Equity		
Common Stock	1,220,818.60	1,220,818.60
Financing Costs	-52,734.53	-52,734.53
Retained Earnings	-684,437.63	-317,120.23
Net Income	-360,718.66	-367,317.40
Total Equity	**$122,927.78**	**$483,646.44**
TOTAL LIABILITIES AND EQUITY	**$321,646.95**	**$683,472.92**

Covira Surgical, Inc.

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Income		
Grant Proceeds	282,875.00	
Total Income	**$282,875.00**	**$0.00**
GROSS PROFIT	**$282,875.00**	**$0.00**
Expenses		
Advertising & Marketing	57,932.31	41,326.55
Auto	54.30	5,429.88
Bank Charges & Fees	1,046.52	19.00
Business Licenses and Permits	150.00	
Direct Costs		
Research & Development	0.00	
Total Direct Costs	**0.00**	
Indirect Costs		
Legal & Professional Services	138,057.32	65,615.26
Total Indirect Costs	**138,057.32**	**65,615.26**
Insurance	9,338.00	8,274.00
Management Fees	120,000.00	
Meals		1,307.30
Miscellaneous Expense		-669.00
Office Expenses & Software	964.42	5,314.33
Parking		136.00
Payroll Taxes		13,370.32
Rent & Lease	400.00	2,465.00
Salaries & Wages	278,728.59	211,666.64
Telephone		194.68
Travel		2,367.44
Travel & Entertainment	-431.00	
Unapplied Cash Bill Payment Expense		0.00
Total Expenses	**$606,240.46**	**$356,817.40**
NET OPERATING INCOME	**$ -323,365.46**	**$ -356,817.40**
Other Income		
Interest Income	555.80	
Total Other Income	**$555.80**	**$0.00**
Other Expenses		
Amortization	37,909.00	10,500.00
Total Other Expenses	**$37,909.00**	**$10,500.00**
NET OTHER INCOME	**$ -37,353.20**	**$ -10,500.00**
NET INCOME	**$ -360,718.66**	**$ -367,317.40**

Covira Surgical, Inc.
Statement of Changes in Equity
For the Year Ended December 31, 2023

	Common stock		Financing Costs	Accumulated Deficit	Stockholders' Equity
	Shares	Amount			
December 31, 2022	11,469,715	$ 1,220,819	$ (52,734)	$ (684,438)	$ 483,647
Shares issued for cash	-	-	-	-	-
Net income (loss)	-	-		(360,719)	(360,719)
December 31, 2023	11,469,715	1,220,819	(52,734)	$ (1,045,157)	$ 122,928

Covira Surgical, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-360,718.66
Adjustments to reconcile Net Income to Net Cash provided by operations:	
ERC Receivable	7,000.00
Accumulated Amortization	37,909.00
R & D	-169,085.30
Business Adv Unlimited Cash Rewards - 7313 - 2	0.00
CORP Account - Business Adv Unlimited Cash Rewards - 2219 - 2	-1,107.31
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-125,283.61**
Net cash provided by operating activities	**$ -486,002.27**
NET CASH INCREASE FOR PERIOD	**$ -486,002.27**
Cash at beginning of period	581,972.92
CASH AT END OF PERIOD	**$95,970.65**

I, Peter Farmakis, the CEO of COVIRA SURGICAL INC, hereby certify that the financial statements of COVIRA SURGICAL INC and notes thereto for the periods ending 12/31/2022 and 12/31/2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

COVIRA SURGICAL INC has not yet filed its tax return for 2023.

For the year 2022 the amounts reported on our tax returns were total income (loss) of $(361,317); taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___1/26/24___ .

_____ (Signature)

___CEO_____ (Title)

___1/26/24_____ (Date)

NOTE 1 – NATURE OF OPERATIONS

Covira Surgical, Inc. was formed on September 7th, 2018. ("Inception") in the State of DE. The financial statements of Covira Surgical, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in North Chicago, Illinois.

Covira Surgical, Inc.is focused on a revolutionary infection prevention strategy that leverages emerging molecular science in the microbiome to prevent infection-related postoperative complications.
Covira is a biotech company focusing on a novel therapeutic alternative to infection control that is distinct from traditional antibacterial approaches. Covira has developed a platform technology called Pi-PEG that suppresses bacterial virulence without impacting its normal growth. Pi-PEG is the discovery from Dr. John Alverdy's lab, a leading microbiome scientist and world leader in GI surgical infection. Covira aims to revolutionize infection prevention by developing and applying agents into the gut that seek to collaborate with, rather than eliminate, key members of the microbiome.
The University of Chicago granted a worldwide, exclusive license (UCGo!) to Covira to make, use and sell products under specified licensed patents. As consideration, Covira must pay The University of Chicago a 2% royalty on net sales of covered products. On a sale of the company or an IPO, Covira would owe The University of Chicago a success fee equal to 1.25% of the aggregate consideration or pre-money valuation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of a final product or when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and IL state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

In response to COVID-19, small business owners, including agricultural businesses, and nonprofit organizations in all U.S. states, Washington D.C., and territories were able to apply for the COVID-19 Economic Injury Disaster Loan (EIDL). Payments are deferred for the first 2 years (during which interest will accrue), and payments of principal and interest are made over the remaining loan term. No penalty for prepayment. The Company qualified for a loan of $199,900.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

UCGo! Exclusive License Agreement (effective March 25, 2019). UChicago grants a worldwide, exclusive license to Covira to make, use, and sell products under specified licensed patents. Covira must make minimum annual royalty payments under the license of $10,000 starting December 31, 2022, Covira pays UChicago a 2% royalty on net sales of covered products. UChicago has a right to purchase up to 10% of any equity in any equity offering (or offering of securities convertible into equity). $2M equity raise triggers reimbursement of first $20K of IP costs to UChicago; Covira is currently reimbursing UChicago for third party patent expenses in excess of $20K. On a sale of the company or an IPO, Covira must pay UChicago a success fee equal to 1.25% of the aggregate consideration or pre-money valuation.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The company has authorized equity stock. The company is offering Common Stock
The amount of security authorized is 20,000,000 with a total of 9,987,500 outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

In March of 2019, The Company entered into an exclusive license agreement with the University of Chicago - a research-based university, and a shareholder, for the purpose of selling licensed products in exchange for research and development services, and intellectual property protection and maintenance fees.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through April 1, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Peter Farmakis, Principal Executive Officer of Covira Surgical, Inc., hereby certify that the financial statements of Covira Surgical, Inc. included in this Report are true and complete in all material respects.



Peter Farmakis

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer